EXHIBIT 99.1

Hydro Terminates Stock Option Scheme

OSLO, Norway, July 25, 2007 (PRIME NEWSWIRE) -- The Board of Directors of Norsk Hydro ASA has decided to end the company's stock option scheme, in accordance with the Norwegian State's 2006 policy concerning executive compensation.

About 35 managers will receive a payment due to the lapse of future rights linked to previously allocated stock options. The compensation scheme for Hydro's top managers will from now on consist of fixed salary and a performance-based bonus not exceeding the equivalent of 50 percent of the annual salary.

Stock options were allocated to approximately 35 managers during the period from 2003 to 2006 as part of the company's incentive scheme for top management. Under the terms of the current scheme, options allocated in 2003 and 2004 could be exercised on July 1 of this year, while options allocated in 2005 and 2006 could be exercised from 2008 and 2009, respectively. With this payment, all stock options in Hydro have been terminated.

The total payment related to exercising stock options allocated in 2003 and 2004, as well as payment in connection with the phasing out of options allocated in 2005 and 2006, amounts to NOK 210 million. A provision related to the stock option scheme has been accrued in Hydro's accounts on an ongoing basis, in accordance with the valuation method and accounting rules as described in Hydro's 2006 annual report.

The cash payment will be accounted for in the third quarter and represents a pre-tax charge of NOK 62 million. The valuation of the option payments for 2003 and 2004 is based on the average Hydro share closing price for the period July 4-10 this year, which is NOK 234.40. For options allocated in 2005 and 2006, the valuation is based on an estimated stock option value derived from the closing price of Hydro's share on July 2, NOK 228.75.

The payment will be made both to managers joining StatoilHydro and to managers continuing in Hydro after the merger of Hydro's oil and gas activities with Statoil. Hydro's stock option scheme would in any case have been terminated for the managers joining StatoilHydro on October 1. The payment will be taxed as salary.

For members of Hydro's corporate management who constitute the company's primary insiders, payment will be as follows:

 Name                                     Number of options    Amount
 Eivind Reiten (CEO):                         235,000        27,773,800
 Odd Ivar Biller (Legal):                      45,000         5,214,600
 Svein Richard Brandtzaeg (Aluminium
  Products):                                   85,000         9,055,175
 Cecilie Ditlev-Simonsen (Communication):      37,500         4,345,500
 Anne Harris (Human Resources):                37,500         4,345,500
 John Ove Ottestad (CFO):                     185,000        23,334,800
 Torstein Dale Sjoetveit (Aluminium
  Metal):                                      85,000         9,055,175
 Tore Torvund (Oil & Energy):                 150,000        17,382,000

The Board of Directors has also decided that President and CEO Eivind Reiten's salary will be adjusted from NOK 4.6 million to NOK 5.6 million from January 1, 2007. The increase comprises a regular annual salary increase and an adjustment for the fact that stock options will no longer be part of Hydro's compensation scheme. When the option scheme was implemented in 2001, the intention was an annual allocation of options which would give a profit worth 25 percent of the annual salary at expected share-price development. Reiten's potential bonus, at up to a maximum of 50 percent of annual salary, remains unchanged. Reiten's bonus for 2006, which is linked to results based on predefined targets, has been set by the Board of Directors at NOK 1.3 million.

Salaries and potential bonuses for remaining managers who have been included in the option scheme will be adjusted in connection with the termination of the stock option scheme.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Press contact
          Inger Sethov
          +47 22532036
          Cellular: +47 95022359
          inger.sethov@hydro.com
          Drammensveien 264
          N-0240 Oslo
          Norway
          +47 22 53 81 00
          Fax: +47 22 53 27 25
          www.hydro.com